Exhibit 99.1

FORM OF

NEW YORK COMMUNITY BANCORP, INC.

2020 OMNIBUS INCENTIVE PLAN

RESTRICTED STOCK AGREEMENT

(Director)

THIS RESTRICTED STOCK AGREEMENT (the “Agreement”), which includes this Notice and the attached Terms and Conditions, confirms the grant of Restricted Stock (the “Award”) by NEW YORK COMMUNITY BANCORP, INC. (the “Company”), to ______________ (“Director”), under the New York Community Bancorp, Inc. 2020 Omnibus Incentive Plan (the “Plan”) as follows:

Date of Grant: ___________________________________________(“Grant Date”)

Number of Shares: ________________________________________(“Award Shares”)

Vesting:	Date Vested Number of Shares

The Award is subject to the terms and conditions of the Plan and this Agreement, which includes the attached Terms and Conditions.

By signing below, the Company and Director agree to the terms and conditions of this Agreement.

NEW YORK COMMUNITY BANCORP, INC.	DIRECTOR

By:	[Name]

Date:	Date:

NEW YORK COMMUNITY BANCORP, INC.

2020 STOCK INCENTIVE PLAN

RESTRICTED STOCK AWARD

(Director)

TERMS AND CONDITIONS

The following terms and conditions apply to the Award of Restricted Stock granted to Director by the Company as specified on the preceding page (the “Notice”), which is an integral part of this Agreement.

1. Award of Shares. Under the terms of the Plan, the Company has granted to Director an Award of Restricted Stock, effective on the Grant Date. To evidence the Award and the terms, conditions and restrictions thereof, the Company and the Director have signed this Agreement.

2. Period of Restriction and Vesting in the Award Shares.

(a) Subject to earlier vesting or forfeiture as provided below, the period of restriction (the “Period of Restriction”) applicable to each portion of the Award Shares is the period from the Award Date through the vesting dates provided on the Notice, provided Director continues to serve on the Board of Directors of the Company and/or its Subsidiaries through such date.

(b) Except as contemplated in Paragraph 2(c), the Award Shares, and the rights and privileges conferred hereby, may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution, and shall not be subject to execution, attachment or similar process, during the Period of Restriction. Except as otherwise provided pursuant to Paragraph 2(c), the Award Shares as determined pursuant to Paragraph 2(a) shall become freely transferable by Director as of the last day of the relevant Period of Restriction.

(c) Subject to earlier forfeiture as provided below, and subject to Paragraph 10 below, in the event a Vesting Acceleration Event occurs while Non-Employee is serving on the Board of Directors of the Company and/or one of its Subsidiaries and prior to the end of the Period of Restriction applicable to any portion of the Award Shares, immediate vesting shall occur and the Period of Restriction shall end for such Award Shares, and the Award Shares shall be free of restrictions and freely transferable on the date of such Vesting Acceleration Event.

(d) “Vesting Acceleration Event” means, while Director is serving on the Board of Directors of the Company and/or a Subsidiary and prior to forfeiture of the Award Shares: (i) Director terminates service by reason of “disability” or (iii) Director’s death. For purposes of this Agreement, “disability” shall be defined in accordance with Section 22(e)(3) of the Code.

3. Stock Issuance.

(a) The Company shall issue the Award Shares either: (i) in certificate form, (ii) in book-entry form or (iii) in trust, in each case with notations as to any restrictions on transfer imposed under this Agreement.

(b) Any certificates representing any of the Award Shares shall be held by the Company (or as otherwise directed by the Company) until the Period of Restriction with respect to any such Award Shares lapses or until the Award Shares are forfeited hereunder.

(c) As soon as administratively practicable after the Period of Restriction lapses for any of the Award Shares, the Company shall either remove the relevant notations for such Award Shares issued in book-entry form and deliver such shares as directed by the Director or deliver to Director a certificate(s) evidencing the number of Award Shares as to which the Period of Restriction has lapsed.

4. Voting Rights. During the Period of Restriction, Director may exercise full voting rights with respect to all of the Award Shares.

5. Dividends and Other Distributions. During the Period of Restriction, subject to Paragraph 11, all dividends and other distributions paid with respect to the Award Shares in the Company’s Common Stock or other securities of the Company shall be held by the Company until payable or forfeited pursuant hereto. Such stock dividends and other stock distributions shall be subject to the same restrictions on transferability and vesting as the Award Shares with respect to which they were paid and shall, to the extent vested, be paid when and to the extent the underlying Award Shares are vested and freed of restrictions. Unless otherwise determined by the Committee prior to the time a dividend is paid, dividends paid in cash shall be paid to Director at the same time as they are paid to other shareholders of the Company and shall not be subject to any restrictions under this Agreement.

6. Forfeiture on Termination of Service. If Director’s service is terminated for any reason prior to the end of the Period of Restriction and Paragraphs 2(c) and 7 do not apply to any portion of the Award Shares then subject to restrictions, then any Award Shares subject to restrictions at the date of such termination of Director’s service shall be forfeited to the Company immediately upon such termination.

7. Effect of a Change in Control. In the event of a Change in Control, the provisions of Section 17(c) of the Plan shall apply to the treatment of this Award on and after the effective date of the Change in Control.

8. Taxes. All Directors are self-employed and are not subject to mandatory tax-withholding upon the vesting of an Award.

9. Plan. The Award is granted pursuant to the Plan and is subject to the terms thereof (including all applicable vesting, forfeiture, settlement and other provisions).

10. Construction and Capitalized Terms. This Agreement shall be administered, interpreted and construed in accordance with the applicable provisions of the Plan. Capitalized terms in this Agreement have the meaning assigned to them in the Plan, unless this Agreement provides, or the context requires, otherwise.

11. Clawback Provision. Director agrees that the Company shall have the right to require the Director to repay the value of the shares received by the Director pursuant to this Agreement, as may be required by law (including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder) or in accordance with the terms of the any clawback and/or recoupment policy of the Company in effect now or in the future. This Paragraph 11 shall survive the termination of the Director’s Board service for any reason. The foregoing remedy is in addition to and separate from any other relief available to the Company due to the Director’s misconduct or fraud. Any determination by the Company with respect to the foregoing shall be final, conclusive and binding upon the Director and all persons claiming through the Director.

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